June 24, 2022

VIA EDGAR TRANSMISSION

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Trust”)
Post-Effective Amendment No. 280 / 283 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-191476, 811-22894

Dear Mr. Orlic:

This correspondence responds to a comment received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 22, 2022, with respect to the Registration Statement and the Trust’s series, the AXS 2X TSLA Bear ETF, AXS 2X NVDA Bear ETF, AXS 2X COP Bear ETF, AXS 2X BA Bear ETF, AXS 2X PYPL Bear ETF, AXS 2X WFC Bear ETF, AXS 2X PFE Bear ETF, AXS 2X CRM Bear ETF and AXS 2X NKE Bear ETF (referred to herein as the “Bear Funds”) and the AXS 2X TSLA Bull ETF, AXS 2X NVDA Bull ETF, AXS 2X COP Bull ETF, AXS 2X BA Bull ETF, AXS 2X PYPL Bull ETF, AXS 2X WFC Bull ETF, AXS 2X PFE Bull ETF, AXS 2X CRM Bull ETF and AXS 2X NKE Bull ETF (referred to herein as the “Bull Funds,” and together with the Bear Funds, the “Funds,” and individually, each a “Fund”). For the purposes of this letter, references in the comments and responses to the “Fund” will apply to each applicable Fund covered by the Registration Statement. The Funds previously filed comment response letters on May 25, 2022 (the “May Letter”) and June 23, 2022 (the “June Letter”) in response to comments given by the staff of the Commission (the “Staff”). This correspondence also responds to comments originally addressed in the May Letter and June Letter regarding the Funds value at risk (“VaR”) testing pursuant to Rule 18f-4 of the Investment Company Act of 1940, as amended. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

June 22 Comment

1.	Please confirm that the Fund is not expected to have exposure to a single swap counterparty that is 20% or more of the Fund’s assets and please confirm that the Fund understands that, to the extent the exposure is material, the swap counterparty would need to be identified in the Registration Statement and full financial information relating to the swap counterparty would be required to be included in the Registration Statement.

Response: Each Fund confirms that it does not anticipate having exposure to any single swap counterparty greater than 20% of its assets. Each Fund does not believe there will be a material investment in any specific swap counterparty and therefore, information relating to the counterparties, such as financial statements, need not be included in the Prospectus. The Registrant expects that each of the swap counterparties will be security related issuers and the Funds’ holdings in swaps with such issuers is subject to Rule 12d3-1. Each Fund intends to comply with section (b) of Rule 12d3-1 and will not exceed the 5% limit of the value of its total assets in any single security related issuer. For any swap counterparties which are not deemed to be securities related issuers, although a Fund could exceed the 5% limit, each Fund intends to diversify among different swap counterparties and does not expect to exceed 5% exposure to any such swap counterparty.

May Letter and June Letter VaR Comments

In our May Letter and June Letter, we agreed to provide the Staff with a hypothetical example of VaR testing based on each Fund’s anticipated portfolio construction and to provide additional information regarding the VaR calculations and the derivatives risk manager’s determination regarding designated indexes. Rule 18f-4 mandates VaR calculations for the purposes of estimating potential losses on an instrument or a portfolio (expressed as a percentage of the value of the portfolio’s net assets) over a specified time horizon at a given confidence level. The rule requires that a fund comply with a “relative” VaR test, unless the derivatives risk manager reasonably determines that a designated reference portfolio does not provide an appropriate reference portfolio for the relative VaR test, taking into account the fund’s investments, investment objectives, and strategy. A fund would satisfy the relative VaR test if its portfolio VaR did not exceed 200% of the VaR of its designated reference portfolio.

Under a separate cover we will provide the hypothetical examples of VaR testing for the following Funds, referencing the designated reference portfolio opposite each Fund’s name:

AXS 2X NVDA Bear ETF – iSTOXX Inverse Leveraged 1X NVDA

AXS 2X NVDA Bull ETF – iSTOXX Inverse Leveraged 1X NVDA

AXS 2X PYPL Bear ETF – iSTOXX Inverse Leveraged -1X PYPL

AXS 2X PYPL Bull ETF – iSTOXX Inverse Leveraged -1X PYPL

AXS 2X TSLA Bear ETF – iSTOXX Inverse Leveraged 1X TSLA

AXS 2X TSLA Bull ETF – iSTOXX Inverse Leveraged 1X TSLA

AXS 2X COP Bear ETF – S&P Oil & Gas Exploration and Production Select Industry Index

AXS 2X COP Bull ETF – S&P Oil & Gas Exploration and Production Select Industry Index

Six of the above referenced Funds use a designated reference portfolio which tracks a single underlying stock (the same underlying stock that the applicable Fund seeks to provide leveraged/inverse leveraged exposure to). The two Funds with Conoco Phillips as the underlying issuer utilize an index which tracks the oil and gas exploration and production GICS sub-industry, which is the sub-industry to which Conoco Philips is classified. As a result, the derivatives risk manager believes this index and the Funds are subject to similar risk profiles and performance potential.

For all of the other Funds, the Funds’ derivatives risk manager, will under a separate cover, provide the VaR calculations in a future correspondence.

* * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren

Morrison C. Warren